Exhibit 12-52

DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Twelve Months Ended December 31
(Millions of Dollars)	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	1,035	989	968	778	518
Adjustments	(4)	6	1	4	(3)
Fixed Charges	463	520	567	572	540
Net earnings	1,494	1,515	1,536	1,354	1,055

Fixed Charges:
Interest expense	441	490	543	545	503
Adjustments	22	30	24	27	37
Fixed Charges	463	520	567	572	540

Ratio of earnings to fixed charges	3.23	2.91	2.71	2.37	1.95